NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENT AS SET FORTH IN THE STAFF’S LETTER
DATED MAY 27, 2011

This Memorandum sets forth the response of National Instruments Corporation (the “Company”, “NI”, “we”, “us”, or “our”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 27, 2011.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.

SEC Comment No. 1

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 31, 2011)

Compensation Discussion and Analysis, page 18

1. We note that the company believes that total compensation "at or around the 50th percentile of the peer companies" provided in the Radford Surveys as a group is the appropriate starting point for benchmarking and that the company does not target a specific percentile for each individual executive or for each component of compensation. In future filings, please consider disclosing where total compensation fell for all named executive officers relative to the comparative level of peer group compensation used as the starting point for benchmarking.

Response to Comment No. 1

In response to the Staff’s comment, we will include disclosure in our future compensation discussion and analysis regarding the relationship between the total compensation of our named executives officers as a group relative to the comparative level of peer group compensation used as the starting point for benchmarking.